UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Heartland Bancshares, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   422-34A-107
                                 (CUSIP Number)

        Elliot Press, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                       New York, NY 10022 (212) 940-8800

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 27, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------
CUSIP No. 422-34A-107
------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Riggs Partners LLC
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois
--------------------------------------------------------------------------------

       NUMBER OF
                           7     SOLE VOTING POWER
        SHARES
                                 78,410 shares
     BENEFICIALLY       --------------------------------------------------------
                           8     SHARED VOTING POWER
       OWNED BY
                        --------------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER

      REPORTING                  78,410 shares
                        --------------------------------------------------------
        PERSON
                          10     SHARED DISPOSITIVE POWER
         WITH

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           78,410 shares
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.62%
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 422-34A-107
------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Philip J. Timyan
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

      NUMBER OF
                           7   SOLE VOTING POWER
        SHARES
                               78,410 shares (comprised of shares owned by Riggs
                               Partners LLC)
     BENEFICIALLY       --------------------------------------------------------
                           8   SHARED VOTING POWER
       OWNED BY
                        --------------------------------------------------------
         EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                78,410 shares (comprised of shares owned by Riggs
                               Partners LLC)
        PERSON          --------------------------------------------------------

         WITH             10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           78,410 shares (comprised of shares owned by Riggs Partners LLC)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.62%
--------------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

        This Statement relates to the shares of Common Stock, no par value ("Common Stock") of Heartland Bancshares, Inc. (the "Company"), a corporation organized under the laws of the State of Indiana. The principal executive offices of the Company are located at 420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131.

Item 2. Identity and Background

        (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Riggs Partners LLC, a Illinois limited liability company ("RP LLC"), with respect to the shares of Common Stock beneficially owned by it and Philip J. Timyan, as managing member of RP LLC. RP LLC and Mr. Timyan (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

        (b)-(c)

        Riggs Partners LLC

        RP LLC is a limited liability company the principal business of which is investing for profit in securities and other assets. The managing member of RP LLC is Philip J. Timyan. The principal business address of RP LLC is 3945 Central Avenue, Western Springs, Illinois 60558.

        Philip J. Timyan

        Mr. Timyan is principally employed as the Managing Member of RP LLC. The principal business address of Mr. Timyan is 3945 Central Avenue, Western Springs, Illinois 60558.

        (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The aggregate amount of funds used to purchase the shares of Common Stock held by RP LLC is $666,906. The source of funds used by RP LLC to purchase such shares was working capital. In addition, RP LLC effects purchases of shares primarily through margin accounts maintained for RP LLC with USB Warburg which may extend credit to RP LLC as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account.

Item 4. The Reporting Persons have acquired the shares of the Company reported herein for investment purposes. The Reporting Persons intend to profit from the appreciation of the Common Stock, which the Reporting Persons believe is undervalued in light of the Company's strong deposit base, despite the negative impact of the Company's recent poor loan underwriting experiences.

        If management is unable to satisfactorily address the Company's loan quality issues and restore the Company to profitability, the Reporting Persons intend to adopt a more active role in asserting their rights as shareholders, including, without limitation, seeking to facilitate the sale of the Company or by seeking representation on the Company's Board.

        In that regard, the Reporting Person intends to closely scrutinize and monitor developments at the Company and, in particular, to attempt to evaluate the Company's efforts with respect to addressing loan quality issues and returning to profitability. The Reporting Person may at any time and from time-to-time (i) acquire additional shares of the Company's Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of shares of the Company's Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise or (iii) take such other actions, including actions which could result in the changes or events specified in clauses
        (a)-(j) of Item 4 of the Form of Schedule 13D, as the Reporting Persons determines to be in its best interest.

Item 5. Interest in Securities of the Issuer.

        (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 1,394,172 shares of Common Stock outstanding as of August 9, 2002, as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2002.

        As of the close of business on September 5, 2002:

                (i) RP LLC owns 78,410 shares of Common Stock which represent approximately 5.62% of the outstanding Common Stock; and

                (ii) Philip J. Timyan owns no shares of Common Stock. As the managing member of RP LLC, Mr. Timyan may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 78,410 shares of Common Stock owned by RP LLC. Such shares constitute approximately 5.62% of the outstanding Common Stock

        (b) RP LLC has the sole power to vote and dispose of the shares of common stock it holds, which power is exercisable by Mr. Timyan as managing member of RP LLC.

        (c) Set forth immediately below is a description of each transaction in the Company's Common Stock that were effected by RP LLC within the last 60 days. All such transactions were purchases effected on the open market.

          Number of                 Price per
            Shares                    Share                          Date
            ------                    -----                          ----

            2,600                     $9.25                         7/8/02
            1,000                     $9.23                         7/9/02
            1,000                     $9.23                        7/10/02
            9,539                     $9.08                        7/11/02
            6,095                     $9.02                        7/15/02
            1,233                     $8.71                        7/19/02
            1,500                     $8.50                        7/22/02
            5,000                     $8.30                         8/6/02
            6,464                     $8.32                         8/7/02
            2,075                     $8.16                        8/12/02
            1,100                     $8.07                        8/16/02
            5,000                     $8.15                        8/16/02
            2,500                     $8.05                        8/21/02
            5,000                     $8.00                        8/26/02
            5,500                     $7.93                        8/26/02
            5,000                     $7.75                        8/27/02
            4,804                     $7.70                        8/27/02
            3,000                     $7.60                        8/29/02

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

        None.

Item 7. Material to be Filed as Exhibits

        Exhibit 1: Agreement pursuant to Rule 13d-1(k).

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2002

                                              RIGGS PARTNERS, LLC


                                              By: /s/ Philip J. Timyan
                                                 -------------------------------
                                              Name:  Philip J. Timyan
                                              Title:   Managing Member


                                              /s/ Philip J. Timyan
                                              ----------------------------------
                                              Philip J. Timyan